EXHIBIT 22.1

DISTRICT COURT OF HARRIS COUNTY, TEXAS
55TH JUDICIAL DISTRICT

IN RE ISRAMCO, INC. SHAREHOLDER DERIVATIVE LITIGATION This Document Relates To: ALL ACTIONS	) ) ) ) ) )	Lead Cause No. 2009-34535 (Consolidated Action)

NOTICE OF PROPOSED SETTLEMENT OF DERIVATIVE ACTION,
HEARING THEREON, AND RIGHT TO APPEAR

IMPORTANT NOTICE TO ALL CURRENT HOLDERS OF ISRAMCO, INC. COMMON STOCK AS OF AUGUST 15, 2011 (“CURRENT ISRAMCO SHAREHOLDERS”) (EXCLUDING DEFENDANTS) AND THEIR SUCCESSORS-IN-INTEREST. PLEASE NOTE THAT THIS ACTION IS NOT A “CLASS ACTION” AND NO INDIVIDUAL SHAREHOLDER HAS THE RIGHT TO BE COMPENSATED AS RESULT OF THIS SETTLEMENT.

PLEASE TAKE NOTICE that the above-captioned shareholder derivative action (the “Action”) is being settled.  The terms of the proposed settlement of the Action (the “Settlement”) are set forth in a Stipulation of Settlement dated August 15, 2011 (the “Stipulation”).  This summary should be read in conjunction with, and is qualified in its entirety by reference to, the text of the Stipulation, which has been filed with the Court.1

The Action was brought derivatively on behalf of Isramco, Inc. (“Isramco” or the “Company”) against certain other companies and current and former officers and directors of the Company for, among other things, alleged breaches of fiduciary duties, arising from certain alleged related-party transactions.

Under the terms of the settlement Isramco has agreed to revise the Amended and Restated Agreement dated November 25, 2008 between the Company and Goodrich Global Ltd. to delete Section 2(ii) effective January 1, 2011; and the Company has agreed to adopt and/or maintain certain corporate governance reforms designed to specifically address the allegations in the Action which include: (1) the adoption of increased independence standards for members of the Board of Directors; (2) the election of a lead independent director and the adoption of duties for the lead independent director; (3) the adoption of a Compensation Committee Charter; (4) the adoption of a compensation “clawback” policy; (5) the adoption of a revised Audit Committee Charter; (6) the adoption of a revised Nominating Committee Charter; (7) the appointment of a new independent director by the date of the 2011 annual meeting; and (8) the adoption and implementation of a Conflict Committee to consider any related-party transactions.  The Settlement also provides for Isramco to pay Plaintiffs’ Counsel’s attorneys’ fees and expenses in the amount of $1 million (the “Fee and Expense Award”), subject to Court approval.

1All capitalized terms herein have the same meanings as set forth in the Stipulation.

IF YOU ARE A CURRENT OWNER OF ISRAMCO COMMON STOCK, YOUR RIGHTS MAY BE AFFECTED BY PROCEEDINGS IN THE LITIGATION.

On October 24, 2011, at 1:30 p.m., a hearing (the “Settlement Hearing”) will be held at the Harris County Civil Courthouse, 201 Caroline, 9th Floor, Houston, TX 77002, to determine: (1) whether the terms of the Settlement should be approved as fair, reasonable, and adequate; (2) whether the Action should be dismissed on the merits and with prejudice; (3) whether the agreed-to Fee and Expense Award should be awarded; and (4) such other matters as may be necessary or proper in the circumstances.

Any Current Isramco Shareholder that objects to the Settlement of the Action shall have a right to appear and to be heard at the Settlement Hearing, and may enter an appearance through counsel of such Person’s own choosing and at such Person’s own expense or may appear on his, her, or its own.  However, no Person other than Plaintiffs’ Counsel and Defendants’ counsel in the Action shall be heard at the Settlement Hearing unless no later than fourteen (14) days prior to the date of the Settlement Hearing, such Person has filed with the Court and delivered to counsel for the Parties a written notice of objection, signed as authorized by the objecting shareholder, setting forth their ground for opposing the Settlement, and proof of both their status as a current Isramco shareholder and the dates of stock ownership in Isramco.  Any objecting shareholder must also file with the Court and deliver to all counsel in the Action (listed below), copies of any documents, exhibits, affidavits, or other evidence the shareholder will rely upon in support of his or her objection.  Only Current Isramco Shareholders who have filed and delivered valid and timely written notices of objection will be entitled to be heard at the Settlement Hearing unless the Court orders otherwise.

If you wish to object to the Settlement, you must file a written objection setting forth the grounds for such an objection and providing proof of current ownership of Isramco stock with the Court on or before October 10, 2011, with service on the following parties:

Robin Winchester
KESSLER TOPAZ MELTZER & CHECK, LLP
280 King of Prussia Road
Radnor, PA 19087

Lead Counsel for Plaintiffs

Dennis Holifield
Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas 77027

Counsel for Nominal Defendant,
Isramco, Inc.

Constance O’Doherty Barnes
BOYER JACOBS SHORT, a Professional Corporation
Nine Greenway Plaza, Suite 3100
Houston, Texas 77046
Telephone: (713) 871-2054
Facsimile: (713) 800-3001

Counsel for Defendants Haim Tsuff and
Goodrich Global Ltd.

Michael D. Robbins
DOYLE, RESTREPO, HARVIN & ROBBINS LLP
JPMorgan Chase Tower
600 Travis Street, Suite 4700
Houston, Texas 77002

Counsel for Defendants Jackob Maimon,
Max Pridgeon, and Michelle R. Cinnamon Flores

Any Person who fails to object in the manner described above shall be deemed to have waived the right to object (including any right of appeal) and shall be forever barred from raising such objection in this or any other action or proceeding, unless the Court orders otherwise.

Current Isramco Shareholders who have no objection to the Settlement or the Fee and Expense Award do not need to appear at the Settlement Hearing or take any other action.  If you are a Current Isramco Shareholder, you will be bound by the Final Order and Judgment of the Court, and you will be deemed to have released any and all claims that have or could have been brought in the Action.

Inquiries may be made to Lead Counsel for Plaintiffs: Robin Winchester, Kessler Topaz Meltzer & Check, LLP, 280 King of Prussia Road, Radnor, PA 19087; telephone: 610-667-7706.

DATED: August 30, 2011	BY ORDER OF THE COURT
HARRIS COUNTY, TEXAS

DO NOT CONTACT THE CLERK OF THE COURT
REGARDING THIS NOTICE